	December 31, 2007 (*)	June 30, 2008

(millions of U.S. dollars)
ASSETS
Current assets:
Cash and cash equivalents	7 860	7 467
Restricted cash	245	64
Assets held for sale (note 6)	1 296	966
Trade accounts receivables	9 533	14 795
Inventories (note 5)	21 750	27 591
Prepaid expenses and other current assets	4 644	5 796

Total current assets	45 328	56 679

Non-current assets:
Goodwill and intangible assets (note 3)	15 031	17 854
Property, plant and equipment	61 994	66 350
Investments accounted for using the equity method (note 4)	5 887	8 797
Other investments	2 159	2 028
Deferred tax assets	1 629	2 214
Other assets	1 597	2 342

Total non-current assets	88 297	99 585

Total assets	133 625	156 264

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 9)	8 542	10 329
Trade accounts payable and other	13 991	19 134
Short-term provisions	1 144	1 516
Liabilities held for sale	266	502
Accrued expenses and other current liabilities	7 275	9 650
Income tax liabilities	991	1 072

Total current liabilities	32 209	42 203

Non-current liabilities:
Long-term debt, net of current portion (note 9)	22 085	27 920
Deferred tax liabilities	7 927	8 309
Deferred employee benefits	6 244	6 521
Long-term provisions	2 456	2 474
Other long-term obligations	1 169	1 688

Total non-current liabilities	39 881	46 912

Total liabilities	72 090	89 115

Equity (note 7):
Equity attributable to equity holders of the parent	56 685	63 067
Minority interest	4 850	4 082

Total equity	61 535	67 149

Total liabilities and equity	133 625	156 264

(*) These amounts are derived from the Company’s audited consolidated financial statements for the year ended December 31, 2007

The accompanying notes are an integral part of these condensed consolidated financial statements.

For the six month period ended

	June 30, 2007	June 30, 2008

(millions of U.S. dollars except share
and per share data)

Sales	51 699	67 649
Cost of sales (including depreciation and impairment of 1 985 and 2 855 for the six months ended June 30, 2007 and June 30,
2008 respectively)	41 589	54 003

Gross margin	10 110	13 646
Selling, general and administrative	2 423	3 411

Operating income	7 687	10 235

Other income – net	83	-
Income from equity method investments	349	881
Financing costs – net	(192)	(785)

Income before taxes	7 927	10 331

Income tax expense (note 8)	2 021	1 529

Net income (including minority interest)	5 906	8 802

Attributable to :
Equity holders of the parent	4 973	8 210
Minority interest	933	592

Net income (including minority interest)	5 906	8 802

Earnings per common share (in U.S. dollars):
Basic	3.60	5.87
Diluted	3.59	5.86

Weighted average common shares outstanding (in millions):
Basic	1 383	1 398
Diluted	1 385	1 402

The accompanying notes are an integral part of these condensed consolidated financial statements.

						Reserves

(millions of U.S. dollars, except share and per share data)	Shares *	Share capital	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealised Gains (Losses) on Derivative Financial Instruments	Unrealised Gains on Available for Sale Securities	Equity attributable to the equity holders of the parent	Minority interest	Total equity

Balance at December 31, 2006	1 385	17	(84)	25 566	14 974	1 436	(20)	238	42 127	8 064	50 191
Items recognised directly	-	-	-	-	-	1 118	(127)	220	1 211	(2 599)	(1 388)
in equity
Net income	-	-	-	-	4 973	-	-	-	4 973	933	5 906

Recognised income and	-	-	-	-	4 973	1 118	(127)	220	6 184	(1 666)	4 518
expenses
Issuance of shares in
connection with the acquisition	27	-	-	1 713	-	-	-	-	1 713	-	1 713
of ArcelorMittal Brasil minority
interest
Treasury stock	(9)	-	(571)	31	-	-	-	-	(540)	-	(540)
Dividends (0.65 per share)	-	-	-	-	(901)	-	-	-	(901)	-	(901)
Other	-	-	7	-	(41)	-	-	-	(34)	-	(34)

Balance at June 30, 2007	1 403	17	(648)	27 310	19 005	2 554	(147)	458	48 549	6 398	54 947

Balance at December 31, 2007	1 422	9 269	(1 552)	20 309	23 552	4 656	(356)	807	56 685	4 850	61 535
Items recognised directly in	-	-	-	-	-	2 935	(441)	299	2 793	13	2 806
equity
Net income	-	-	-	-	8 210	-	-	-	8 210	592	8 802

Recognised income and	-	-	-	-	8 210	2 935	(441)	299	11 003	605	11 608
expenses
Treasury stock	(37)	-	(2 714)	-	-	-	-	-	(2 714)	-	(2 714)
Acquisition of minority interest	-	-	-	-	-	-	-	-	-	(1 242)	(1 242)
Share based payments	-	-	46	156	-	-	-	-	202	-	202
Dividends (0.75 per share)	-	-	-	-	(2 109)	-	-	-	(2 109)	(313)	(2 422)
Other	-	-	-	-	-	-	-	-	-	182	182

Balance at June 30, 2008	1 385	9 269	(4 220)	20 465	29 653	7 591	(797)	1 106	63 067	4 082	67 149

* Excludes treasury shares.

The accompanying notes are an integral part of these condensed consolidated financial statements.

For the six month period ended

	June 30, 2007	June 30, 2008

(millions of U.S. dollars)

Operating activities:
Net income	5 906	8 802
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and impairment	1 985	2 855
Others	(269)	(779)
Changes in operating assets and liabilities, net of effects from acquisition	(1 240)	(4 664)

Net cash provided by operating activities	6 382	6 214

Investing activities:
Purchase of property, plant and equipment	(2 318)	(2 328)
Acquisition of net assets of subsidiaries, net of cash acquired	(4 573)	(4 282)
Acquisition of investments accounted for under the equity method	-	(1 541)
Other investing activities (net)	-	168

Net cash used in investing activities	(6 891)	(7 983)

Financing activities:
Proceeds (payments) from payable to banks and long term debts	2 708	5 434
Dividends paid	(1 158)	(1 290)
Other financing activities (net) includes (577) and (2 648) share buy back in 2007
and 2008, respectively	(534)	(2 631)

Net cash provided by financing activities	1 016	1 513

Net increase in cash and cash equivalents	507	(256)

Effect of exchange rate changes on cash	157	(137)

Cash and cash equivalents:
At the beginning of the period	6 020	7 860

At the end of the period	6 684	7 467

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTE 1 – BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Preparation of the condensed consolidated financial statements

The condensed consolidated financial statements for the six month period ended June 30, 2008 have been prepared in accordance with International Accounting Standard No 34, “Interim Financial Reporting”. They should be read in conjunction with the annual consolidated financial statements of ArcelorMittal and Subsidiaries (the “Company”) for the year ended December 31, 2007 which have been prepared in accordance with IFRS (International Financial Reporting Standards) as adopted by the European Union and as issued by the International Accounting Standards Board. They are presented in U.S. dollars with all amounts rounded to the nearest million, except for share and per share data.

Accounting policies

The condensed consolidated financial statements for the six month period ended June 30, 2008 have been prepared on a historical cost basis, except for available for sale financial assets and derivative financial instruments, which are measured at fair value. The accounting policies used to prepare the condensed consolidated financial statements for the six month ended June 30, 2008 are the policies described in Note 2 of the Notes to the consolidated financial statements for the year ended December 31, 2007.

The following new standards, amendments to standards or interpretations are adopted by the Company and effective for the financial year started on January 1, 2008:

       •         IFRIC 11 “IFRS 2 – Group and Treasury Shares Transactions”
       •         IFRIC 12 “Service Concession Arrangements”
       •         IFRIC 14 “IAS 19 – the Limit on a Defined Benefit Asset”

The Company does not expect any material effect from the first time application of the aforementioned standards at the end of 2008 financial year.

NOTE 2 – ACQUISITIONS

On February 1, 2008, ArcelorMittal completed the acquisition of 34.7% of minority interests in Acindar Industria Argentina de Aceros S.A. and as a result raised its stake from 65% to 99.7% for a total consideration of 557.

On February 4, 2008, the Company acquired the remaining minority interests in Laminadora Costarricense and Trefileria Colima (Costa Rica).

On March 17, 2008, the Company completed the acquisition of Galvex in Estonia.

On April 2, 2008, ArcelorMittal acquired the control of Noble International Ltd. headquartered in the United States. The Company’s stake increased from 40% to 49.95% .

On April 4, 2008, the Company completed the acquisition of Unicon in Venezuela.

On April 4, 2008 the Company also completed the delisting offer to acquire all of the remaining outstanding shares of ArcelorMittal Inox Brasil. Following the squeeze out, the Company’s stake increased from 57.4% to 100% for a total consideration of 1 757.

On April 10, 2008, the Company completed the acquisition of three coal mines (Berezovskaya, Pervomayskaya and Anzherskoye) and associated assets in Russia (“Coal mines”) for a total consideration of 718.

On June 23, 2008, the Company completed the acquisition of Mid Vol Coal Group (USA).

On June 27, 2008, ArcelorMittal completed the acquisition of 100% of the shares of Astralloy Steel Products Inc in the United States.

Details of the net assets acquired and goodwill are as follows:

	Acquisition of
	minority interest	Coal mines	Others

Current assets	-	151	785
Property, plant and equipment	-	341	1 374
Other assets	-	49	97

Total assets acquired	-	541	2 256

Current liabilities	-	103	764
Long-term loan	-	460	497
Other long-term liabilities	-	88	166
Deferred tax liabilities	-	-	78
Minority interest	1 284	-	12

Total liabilities assumed	1 284	651	1 517

Total net assets	1 284	(110)	739

Minority interest	-	-	54

Net assets acquired	1 284	(110)	685

Cash paid, net	2 556	718	1 008
Debt assumption	-	(448)	(158)
Restricted cash	-	-	34
Equity investment	-	-	107

Purchase price net	2 556	270	991

Preliminary goodwill	1 272	380	306

With respect to the acquisition of minority interests, the total amount of preliminary goodwill of 1 272 includes 894 related to ArcelorMittal Inox Brasil.

NOTE 3 – GOODWILL

The carrying amount of goodwill recognised in the year ended December 31, 2007 and for the six month period ended June 30, 2008 is specified as follows:

	Carrying	Acquisitions		Exchange rate
	amount	(including	Purchase	differences	Impairment	Carrying
	December 31,	minority	accounting	and other	and other	amount
	2007	interest)	adjustments	movements	reductions	June 30, 2008

ArcelorMittal Kriviy Rih	1 337	38	-	-	-	1 375
Arcelor	7 237	-	-	529	(220)	7 546
Arcelor Brasil	3 417	-	-	364	-	3 781
ArcelorMittal Inox Brasil	-	894	-	60	-	954
Acindar	-	238	-	9	-	247
Sicartsa	276	-	(131)	17	-	162
Industrias Unicon	-	225	-	-	-	225
Coal mines	-	380	-	4	-	384
ArcelorMittal Poland	181	51	-	4	-	236
Others	215	132	-	97	-	444

TOTAL	12 663	1 958	(131)	1 084	(220)	15 354

The Company finalised the purchase price allocation of Sicartsa during the second quarter of 2008.

NOTE 4 – INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

On January 9, 2008, the Company subscribed to a capital increase in Hunan Valin and increased its stake from 29.2% to 33%.

The Company took a series of measures in order to restore a 25% free float in China Oriental Group Company (“China Oriental”) in compliance with the listing rules of the Hong Kong Stock Exchange (“HKSE”). At the time of the close of its tender offer on February 4, 2008 ArcelorMittal had reached a 47% shareholding in China Oriental. Given the 45.4% shareholding by the founding shareholders, this left a free float of 7.6% against a minimum HKSE listing requirement of 25%. The measures to restore the minimum free float have been achieved by means of sale of 17.4% stake to ING Bank and Deutsche Bank, together with a put option agreement entered into with both banks. The consideration for the disposal of the shares has been paid to Deutsche Bank and ING as collateral to secure the obligations of the Company under the put agreement.

The Company has determined that the financial asset derecognition conditions in relation to the sale of the China Oriental shares have not been fulfilled. Accordingly the Company continues to account for this investment under the equity method.

On June 13, 2008, ArcelorMittal raised its stake in the Turkish steel company Erdemir to 24.99% through the acquisition of an additional 11.31% for a total consideration of 869. This investment is accordingly accounted for under the equity method.

NOTE 5 – INVENTORIES

Inventory, net of allowance for slow-moving, excess, or obsolete inventory, of 556 and 833 as of December 31, 2007 and June 30, 2008, respectively, is comprised of the following:

	December 31, 2007	June 30, 2008

Finished products	8 108	9 444
Production in process	4 582	5 394
Raw materials	6 739	9 961
Manufacturing supplies, spare parts and other	2 321	2 792

Total	21 750	27 591

NOTE 6 – ASSETS HELD FOR SALE

On March 26, 2008, ArcelorMittal confirmed that the Court appointed divestiture trustee has entered into an agreement to sell Sparrows Point steel mill to OAO Severstal for a total consideration of 810. The disposal was completed during the second quarter of 2008. This disposal resulted in a loss amounting to 207.

As at June 30, 2008, the assets of Saar Ferngas are held for sale in the perspective of a business combination.

NOTE 7 – EQUITY

Issued capital and share premium

The share capital of €6 439 million is represented by 1 470 million shares, without nominal value, for a period ending on November 5, 2012. This share capital results in issued corporate capital of €6 346 million (9 269) represented by approximately 1 449 million shares, and approximately 1 385 million shares were outstanding as of June 30, 2008.

Share buy-back programs

During the six month ended June 30, 2008, ArcelorMittal repurchased an aggregate 22.6 million shares under the 44 million shares buy-back program, at an average price of $75.97 (€50.70), per share and for a total of 1 713.

Also in the first half of 2008, the Company completed its $1.0 billion share buy-back program with the purchase of 14.6 million shares at an average price of $68.70 (€46.60) .

ArcelorMittal holds, indirectly and directly, approximately 63.8 million shares in treasury as at June 30, 2008.

Dividends

Two quarterly dividend payments of USD 0.375 per share were made on March 17, 2008 and June 16, 2008.

NOTE 8 – INCOME TAX

The income tax provision for the six months ended June 30, 2008 reflects an estimated annual effective tax rate of 14.8% (six months ended June 30, 2007 was 25.5%) . The tax charge for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual forecast pretax income for the year. During the year, management regularly updates forecast estimates based on changes in various factors such as prices, shipments, product mix, plant operating performance and cost estimates, including labour, raw materials, energy and pension and other postretirement benefits. To the extent that actual pretax results for domestic and foreign income in 2008 vary from forecast estimates applied at the end of the most recent interim period, the actual tax provision recognised in 2008 could be materially different from the forecast annual tax provision as of the end of the six month ended June 30, 2008.

As of June 30, 2008, the amount of deferred tax assets and liabilities recorded for the six month period ended June 30, 2008 are 2 214 and 8 309, respectively. As of December 31, 2007, the amount of deferred tax assets and liabilities recorded were 1 629 and 7 927.

NOTE 9 – LONG TERM AND SHORT TERM DEBT

The major movements for the six month period ended June 30, 2008 are as follows:

€17 billion Credit Facility

On May 31, 2008, €1.2 billion of the €12 billion Term Loan was repaid. The €5 billion revolving credit facility remains fully available and it has been used from time to time within the year 2008. As of June 30, 2008, 2.7 billion is undrawn.

Debenture loans

On May 27, 2008, the Company issued USD denominated bonds in two tranches totalling 3 billion. The first tranche of 1.5 billion bear interest at a rate of 5.375% due June 1, 2013 and the second tranche of 1.5 billion bear interest at a rate of 6.125% due June 1, 2018. For both tranches, the fixed rate has been swapped into floating rate.

Other facilities

On May 13, 2008, ArcelorMittal Finance entered into a liquidity facility totalling 4 billion. This facility has remained unutilised and is fully available as of June 30, 2008. The proceeds may be used for general corporate purposes.

Commercial paper

The Company runs a commercial paper program enabling borrowings of up to €3 000 million (4 652) that has been increased by €1 000 million on March 26.

NOTE 10 – FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to hedge its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights allowances and arising from operating, financing and investment activities.

The Company generally manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party.

With respect to the U.S. dollar foreign currency risk exposure of operating subsidiaries in Flat Carbon Western Europe whose functional currency is the euro, the Company entered into a hedging transaction in order to hedge USD dollar denominated raw material purchases till 2012. The program represents approximately 60-75% of the dollar outflow based on current raw materials prices for Flat Carbon Western Europe. The strategy is a combination of forward purchases and call options (dynamic delta hedge).

NOTE 11 – SEGMENT REPORTING

ArcelorMittal reports its operations in six operating segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Africa, Asia and Commonwealth of Independent States (“AACIS”), Stainless Steel and Steel Solutions and Services. The June 30, 2007 information has been adjusted retrospectively following the redefinition of operating responsibilities of all members of the Board of Management announced on April 21, 2008.

The following table summarises certain financial data relating to our operations in different reportable business segments:

June 30, 2008	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	AACIS	Stainless Steel	Steel Solutions & Services	Others / Elimination	Total
in USD million unless otherwise stated

Financial Information
Sales	13 971	21 139	17 550	6 874	4 963	12 761	(9 609)	67 649
Operating income	2 317	2 823	2 788	1 815	474	443	(425)	10 235
Depreciation and amortisation	649	848	763	255	175	104	61	2 855
Capital expenditure*	396	678	464	399	120	112	246	2 415

Operational information
Employees (000's)	31	75	75	101	12	18	10	322

June 30, 2007	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	AACIS	Stainless Steel	Steel Solutions & Services	Others / Elimination	Total
in USD million unless otherwise stated

Financial Information
Sales	10 481	17 445	13 233	6 921	4 986	7 641	(9 008)	51 699
Operating income	1 425	2 288	2 330	1 462	610	318	(746)	7 687
Depreciation and amortization	474	662	376	223	126	70	54	1 985
Capital expenditure*	702	635	419	364	113	62	23	2 318

Operational information
Employees (000's)	34	74	70	106	12	15	3	314

* includes acquisition of intangible assets

NOTE 12 – COMMITMENTS

ArcelorMittal’s commitments given consist of 3 main categories
-	various purchase and capital expenditure commitments,
-	pledges, guarantees and other collateral instruments given to secure financial debt and credit lines,
-	non-cancellable operating leases.

	December 31, 2007	June 30, 2008

Purchase commitments	30 046	42 078
Capital commitments	1 907	3 856
Guarantees, pledges and other collateral	6 413	5 897
Other	3 358	2 278

Total	41 724	54 109

The purchase commitments increased by 12 032 mainly due to the rise of market price of iron ore, increase in operations and foreign currency exchange rates fluctuations.

The capital commitments have increased by 1 949 due to committed capital expenditure.

NOTE 13 – CONTINGENCIES

The Company has not been involved in any new significant cases for the six month period ended June 30, 2008. The significant development regarding cases presented in the annual consolidated financial statements of the Company for the year ended December 31, 2007 are related to Tax Claims in Kazakhstan.

In May and June 2007, the Tax Committee of the Kazakh Ministry of Finance issued two tax assessments against ArcelorMittal Temirtau for (i) adjustment of sales income for related and non-related party sales under transfer pricing law in the sum of 1 042 and (ii) the inclusion of income of a subsidiary company domiciled in the United Arab Emirates tax-free zone in the sum of 840, in both cases plus administrative charges. ArcelorMittal Temirtau appealed both tax assessments to the courts. In November 2007, the Astana Court held that the assessment levied by the Tax Committee for 1 042 was not justified and cancelled it, along with related administrative charges of 363. This decision was upheld on appeal to the Kazakh Supreme Court in January 2008. The Tax Committee may appeal this decision within one year, but has not done so to date. In respect of the tax demand for 840, in February 2008, the Karaganda Court found in favour of the Tax Committee, quantifying the amount due as 840 plus administrative charges of 261. ArcelorMittal Temirtau appealed this decision in February 2008 to the Regional Court of Karaganda which reversed the decision of the first court and decided in favour of ArcelorMittal, and this decision was upheld by the highest instance of the Karaganda Regional Court. The tax committee has one year to appeal to the Supreme Court. The Company considers it has no liability in respect of either tax assessment, since its obligation to pay income tax is capped under the share purchase agreement and related agreements pursuant to which it acquired ArcelorMittal Temirtau from the government of Kazakhstan. ArcelorMittal Temirtau has paid its income tax in accordance with these agreements.

NOTE 14 – SUBSEQUENT EVENTS

On July 3, 2008, ArcelorMittal and AREVA signed an agreement for a € 70 million investment aimed at increasing production at the Industeel steel plant (a subsidiary of ArcelorMittal group) regarding its steel products for the nuclear industry. The investment, which will be staggered between 2008 and 2010, will increase ingot production capacity significantly from 35 000 tonnes to 50 000 tonnes a year. In addition, the two companies will implement a joint 3-year metallurgy research and development program which will be conducted at the Creusot Materials Research Center.

On July 11, 2008, ArcelorMittal announced the launch of a new clean technology venture capital fund and a new carbon fund as part of its commitments to find solutions for environmental challenges including climate change.

On July 14, 2008, ArcelorMittal and Primex (Germany) have reached an agreement whereby ArcelorMittal Stainless International is acquiring the 35% stake in Uginox Sanayi ve Ticaret Limited Sirketi (Uginox) which was owned by Primex.

On July 16, 2008, ArcelorMittal announced that it holds 100% of Rolanfer Recyclage S.A. after the acquisition of the outstanding 60% of the shares.

On July 21, 2008, ArcelorMittal announced the acquisition of the Concept Group, located in West Virginia and adjacent to the recently acquired Mid Vol Coal Group.

On July 22, 2008, ArcelorMittal announced a € 76 million investment to expand electrical steel production capacity at the Saint Chély d’Apcher plant in Southern France.

On July 25, 2008, ArcelorMittal has acquired a 70% share of the Brazilian steel processor and distributor Manchester Tubos e Perfilados S.A.

ArcelorMittal

Luxembourg:

19, avenue de la Liberte L-2930 Luxembourg G.D. of Luxembourg London:

7th Floor Berkeley Square House Berkeley Square London W1J 6DA

United Kingdom www.arcelormittal.com